EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the nine months ended September 30, 2017

EARNINGS:
Earnings before income taxes	234,991
Fixed charges	136,567
Add: Amortization of capitalized interest	460
Less: Interest capitalized	—
Earnings available for fixed charges (A)	372,018

FIXED CHARGES:
Interest and other financial charges	104,591
Portion of rents representing interest expense	31,976
Total fixed charges (B)	136,567

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.72x